AMENDMENT NO. 1

TO

CISCO/WISEKEY

MEMORANDUM OF UNDERSTANDING

This Amendment No.1 to Cisco/WISeKey Memorandum of Understanding (“Amendment”) is entered into on December 20, 2022 (the “Effective Date”) by and among Cisco Systems, Inc., a Delaware corporation with offices at 170 West Tasman Drive, San Jose, CA 95134 and WISeKey Semiconductors SAS, a company organized under the laws of France with its headquarters located at Arteparc de Bachasson, Bat A, Rue de la Carriere de Bachasson, 13590 Meyreuil, France (“Supplier”). Cisco and Supplier are individually referred to as a “Party” and collectively referred to as the “Parties.”

WHEREAS, Cisco and Supplier entered into that certain Cisco/WISeKey Memorandum of Understanding on July 27, 2022 (the “MOU”) setting forth the terms and conditions for a rebate of Non- Recurring Engineering Fees paid by Cisco to Supplier; and

WHEREAS, Cisco and Supplier now wish the amend the MOU to clarify certain provisions of such rebate program.

NOW, THEREFORE, Cisco and Supplier, for good and valuable consideration the sufficiency and receipt of which the Parties hereby acknowledge, the Parties agree as follows:

1.	AMENDMENT.

Section 4d of the MOU is hereby deleted in its entirety and replaced by the following:

“d. The above rebates shall be paid back to Cisco until the total aggregate amount of rebates paid back to Cisco is equal to the NRE payments made under this MOU. Notwithstanding the above, Supplier agrees to payback all net NRE funds not rebated back to Cisco by no later than December 31, 2025 regardless of whether the aggregate purchase volume of Rebate Product purchased by Cisco under this MOU does not result in Cisco receiving $2,000,000 in total rebates by the December 31, 2025 date.”

2.	ENTIRE AGREEMENT. This Amendment constitutes the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements, communications, representations, and discussions between the Parties whether written or oral as to such subject matter. Any capitalized terms not otherwise defined herein shall have the meanings as set forth in the MPA and MOU as applicable. Any contrary or conflicting terms are hereby rejected. If any terms and conditions of the MPA or MOU conflicts with this Amendment, this Amendment shall prevail but only to the extent necessary to resolve such conflict. Any modification to this Amendment may only be effective upon written agreement entered into by authorized representatives of the Parties. No other terms of the MOU are hereby amended other than as stated herein and such unamended terms shall remain effective and binding upon the Parties.

Cisco and Supplier Confidential

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized officers or representatives on the date first above written.

CISCO SYSTEMS, INC.	WISEKEY SEMICONDUCTORS SAS

By: /s/ Geoff Brockl	By: /s/ Bernard Vian

Printed Name: Geoff Brockl	Printed Name: Bernard Vian

Title: Director, Supplier Management	Title: General Manager

Date: January 11, 2023	Date: December 20, 2022

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